Exhibit 99.1

FOR IMMEDIATE RELEASE: November 17, 2014	PR 14-18

Atna Announces Sale of Reward and Clover Properties for US$10.0 million

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is pleased to announce that it has entered into an agreement to sell its Reward Gold Mine near Beatty, Nevada, and the Clover gold-exploration property in Elko County, Nevada, by way of a US$10.0 million Share Purchase Agreement (the “Agreement”) with Waterton Nevada Splitter, LLC, a subsidiary of Waterton Precious Metals Fund II Cayman, LP (“Waterton”). Under the Agreement, Atna will be selling all of the shares and interests in two subsidiaries holding the subject properties. Approximately US$5.0 million of the proceeds will be applied towards paying down principal and interest owed under the Company’s senior secured credit facility with Waterton. The remaining US$5.0 million of proceeds will be available for general working capital purposes. This transaction is expected to close by December 1, 2014.

“This Agreement will allow Atna to reduce its long term debt, while providing additional working capital for general corporate needs and to support the ramp-up of operations at its Pinson mine. This sale is consistent with the Company’s strategy of strengthening its balance sheet, while focusing on cost reduction and increased future gold production”, states James Hesketh, President & CEO.

For additional information on Atna Resources please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, including statements relating to the sale of two Atna subsidiaries and the use of the proceeds of that sale. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law, including the rules and regulations of the TSX. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the risk that the share purchase and sale might not close, that the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mine development and production operations it Pinson mine or other projects; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2013 Form 20-F dated March 14, 2014.

Neither the TSX nor its regulation services provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy and accuracy of this press release.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com